Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Two New Members to its Board of Directors

BEIJING, January 24, 2014 -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), a residential real estate developer with a focus on high growth cities in China, today announced the appointment of Mr. Xinqi Wang and Mr. Yumin Liang as directors of the Company, effective immediately. After the appointment, the Company’s board of Directors (the “Board”) will consist of eleven directors.

Mr. Xinqi Wang was appointed as Chief Executive Officer ("CEO") of Xinyuan in October 2013 and since his appointment, has made significant contributions to the Company’s operations. Mr. Wang possesses over twenty years of experience in China’s real estate industry. Before joining Xinyuan, he worked for the last seven years at Wanda Commercial Properties Co., Ltd., one of China's largest property enterprises, most recently serving as Vice President and General Manager of the Northern Projects Management Center.

Mr. Yumin Liang was appointed as Chairman of Henan Xinyuan Real Estate Co., Ltd. in July 2013 and since that time, has facilitated land acquisition negotiations for the Company in Zhengzhou and Xingyang. Mr. Liang brings nearly three decades of experience in China’s real estate industry. Before joining Xinyuan, he was the Chairman of Zhengzhou Guoyi Residential Group Co., Ltd.. Prior to that, Mr. Liang held progressive positions at the Zhengzhou Housing Management Bureau for approximately eighteen years.

Mr. Yong Zhang, Chairman of Xinyuan, commented,” On behalf of the Board, I’d like to welcome Mr. Xinqi Wang and Mr. Yumin Liang. Their extensive industry knowledge and experience as well as local resources will be a great asset to our Company and its shareholders as we execute on our strategic growth initiatives.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in Tier II cities, Zhengzhou, Ji'nan, Suzhou, Kunshan, Xuzhou, Chengdu and Hefei. The Company's U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://en.xyre.com/ir.html.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the ''safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2012. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Ms. Helen Zhang

Interim CFO

Tel: +86 (10) 8588-9398

Email: irmanager@xyre.com

ICR, LLC

William Zima

In U.S.: +1 646-308-1472

In China: +86 (10) 6583-7511

Email: william.zima@icrinc.com